THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER HEREOF THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR U.S. FEDERAL INCOME TAX PURPOSES. FOR INFORMATION CONCERNING THE ISSUE PRICE, THE AMOUNT OF OID, AND THE YIELD TO MATURITY, PLEASE CONTACT SIKAN TONG, CHIEF FINANCIAL OFFICER OF THE COMPANY, AT (+86 21 6447 1582) WHO WILL PROMPTLY MAKE THIS INFORMATION AVAILABLE UPON REQUEST.

Principal Amount: $_________ **Issue Date: October ____, 2009**

SENIOR SECURED NOTE

FOR VALUE RECEIVED, CHINA CABLECOM HOLDINGS, LTD., a British Virgin Islands company (hereinafter called "**Borrower**"), hereby promises to pay to __________________________, ____ (the "**Holder**"), without demand, the sum of ____ Dollars ($__________) (the "**Principal Amount**"), with simple and unpaid interest **("Interest")** thereon, on _________ **[the six and one-half year anniversary of the Issue Date]** (the "**Maturity Date**"), if not paid sooner.

This Note has been entered into pursuant to the terms of a subscription agreement among the Borrower, the Holder and certain other holders (the "**Other Holders**") of convertible promissory notes (the "**Other Notes**"), dated of even date herewith (the "**Subscription Agreement**"). Unless otherwise separately defined herein, all capitalized terms used in this Note shall have the same meaning as is set forth in the Subscription Agreement. The following terms shall apply to this Note:

ARTICLE I

LOAN REDUCTION AND INTEREST

1.1 Principal Amount Repayment and Prepayment. The Principal Amount of this Note will be repaid semi-annually each six months after the Issue Date in accordance with the **Amortization Schedule** attached hereto on the dates set forth thereon subject to adjustment as described in Section 2.2. Seventy-five percent (75%) of all net funds derived from the sale or issuance of any equity or debt or rights to acquire equity or debt of the Borrower shall be paid to the Holder of this Note and the Other Holders of Other Notes in prepayment of the Principal Amount of Notes and Other Notes held by the Holder and such Other Holders on the dates such payments are made.

1.2 Interest Rate. Interest payable on this Note shall accrue on the outstanding Principal Amount at the rate of twelve percent (12%) per annum from but excluding the last Payment Date to which interest shall have been paid or duly provided for or the Issue Date if no such payment shall have been

made and will be payable semi-annually each six months after the Issue Date subject to deferral in the circumstances and amounts described in Section 2.2 below. Interest will be payable in cash.

1.3 Application of Payments. Unless otherwise specified by the Holder or set forth herein, any amounts paid by the Borrower shall be deemed to constitute payments of and applied, (1) first, to any amounts owed other than the Principal Amount or accrued and unpaid interest, (2) second, against accrued but unpaid interest, and (3) third, against the Principal Amount. Each date a payment of Principal Amount or Interest is made is a "**Payment Date**".

1.4 Default Interest Rate. After the Maturity Date, accelerated or otherwise, and upon and during the occurrence of an Event of Default (as defined in Article III) a default interest rate of fifteen percent (15%) per annum shall apply to the amounts owed hereunder.

1.5. Issuance of Replacement Note. Upon any partial Principal Amount payment on this Note, a replacement Note containing the same date and provisions of this Note shall, at the written request of the Holder, be issued by the Borrower to the Holder for the outstanding Principal Amount of this Note and accrued interest which shall not have been paid, provided Holder has surrendered an original Note to the Borrower.

ARTICLE II

REDEMPTION

2.1 Optional Redemption. Provided an Event of Default or an event which with the passage of time or the giving of notice would become an Event of Default is not pending, then the Borrower will have the option of prepaying some or all of the unpaid Principal Amount and interest then outstanding under this Note and the Other Notes ("**Optional Redemption**"), in whole or in part of an amount not less than $2,000,000, or the entire outstanding balance if less than $2,000,000, in the aggregate on this Note and the Other Notes. Such prepayment amount is hereinafter referred to as the "**Redemption Payment**," and the amount of principal repaid, which shall equal the Redemption Payment less accrued but unpaid interest on the Principal Amount outstanding from but excluding the last Payment Date on which interest has been paid or duly provided for to and including the Redemption Payment Date (as defined below) on the Principal Amount hereof on the date immediately preceding such Redemption Payment Date), shall be hereinafter referred to as the "**Redemption Amount**." Borrower's election to exercise its right to prepay must be by notice in writing ("**Notice of Redemption**"). The Notice of Redemption shall specify the date for such Optional Redemption (the "**Redemption Payment Date**"), which date shall be not later than ten (10) business days after the date of the Notice of Redemption (the "**Redemption Period**"). On the Redemption Payment Date, the Redemption Payment shall be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Payment on the Redemption Payment Date as set forth herein, then at the Holder's election, (i) such Notice of Redemption will be null and void, (ii) Holder may enforce the Notice of Redemption, (iii) Borrower will not have the right to deliver another Notice of Redemption, and (iv) Borrower's failure may be deemed by Holder to be an Event of Default, which is not subject to cure. A Notice of Redemption may be cancelled at the option of the Holder, if at any time during the Redemption Period an Event of Default, or an event which with the passage of time or giving of notice would become an Event of Default, occurs. Notices of Redemption must be given to the Holder and all Other Holders with respect to all amounts owed by Borrower to Holder and Other Holders in proportion to the Principal Amounts and interest outstanding on this Note and all Other Notes on the date Notice of Redemption is given.

2.2 Application of Redemption Payments. In the event a Redemption Payment is made prior to the date designated for the payment of Principal Amount or Interest on the Amortization Schedule then

such prepayment will be applied in the order set forth in Section 1.3. To the extent any such Redemption Payment is applied to Principal Amount then such application will be made against the Principal Amount next due and Principal Amounts due on the next succeeding Payment Dates as set forth on the Amortization Schedule until the full application of the Principal Amount included in the Redemption Payment. In the event any Redemption Payment is made in respect of which the corresponding Redemption Amount exceeds $6.7 million in respect of this Note and all Other Notes in the aggregate on or prior to the third anniversay of the Issue Date, then Interest otherwise payable on a regularly scheduled Payment Date on or prior to the 36 month anniversary of the Issue Date for which Principal Amount has been prepaid in accordance with the foregoing sentence will be deferred ("Deferred Interest") and accrue and be payable commencing with the Payment Date that coincides with the third anniversary of the Issue Date in equal installments over the remaining regularly scheduled Payment Dates. Payments of Principal Amount will resume on the Payment Date set forth on the Amortization Schedule for which Principal Amount has not been fully prepaid in accordance with this section and after giving effect to any partial reduction thereof resulting from the application of the Redemption Amount.

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and accrued interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any principal, interest or other sum due under this Note when due and such default continues for a period of fifteen (15) business days.

3.2 Breach of Covenant. The Borrower breaches any material covenant or other material term or condition of the Subscription Agreement, this Note or any other Transaction Document in any material respect and such breach, if subject to cure, continues for a period of fifteen (15) business days after written notice to the Borrower from the Holder.

3.3 Breach of Representations and Warranties. Any material representation or warranty of the Borrower made herein, in any Transaction Document, or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith or therewith shall be false or misleading in any material respect as of the date made and as of the Closing Date.

3.4 Liquidation. Any dissolution, liquidation or winding up of Borrower, Subsidiary or any substantial portion of their business.

3.5 Cessation of Operations. Any cessation of operations by Borrower or Borrower is otherwise generally unable to pay its debts as such debts become due.

3.6 Maintenance of Assets. The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

3.7 Merger. The merger, consolidation or reorganization of Borrower with or into another corporation or person or entity (other than with or into a wholly-owned subsidiary), or the sale of capital stock of Borrower by Borrower or the holders thereof, in any case under circumstances in which the

holders of a majority of the voting power of the outstanding shares of Borrower immediately prior to such transaction shall own less than a majority in voting power of the outstanding shares of Borrower or the surviving or resulting corporation or other entity, as the case may be, immediately following such transaction.

3.8 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower.

3.9 Judgments. Any money judgment, writ or similar final process shall be entered or filed against Borrower or any subsidiary of Borrower or any of their property or other assets for more than $1,000,000, and shall remain unvacated, unbonded, unappealed, unsatisfied, or unstayed for a period of ninety (90) days.

3.10 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower.

3.11 Delisting. Failure of the Ordinary Shares to be listed for trading or quotation on a Principal Market.

3.12 Non-Payment. A default by the Borrower under any one or more obligations in an aggregate monetary amount in excess of $1,000,000 after the due date and any applicable cure period.

3.13 Stop Trade. An SEC or judicial stop trade order or Principal Market trading suspension with respect to the Ordinary Shares that lasts for ten (10) or more consecutive trading days.

3.14 Failure to Deliver Replacement Note. The Borrower's failure to deliver if required, a replacement Note as described in Section 1.5, more than ten (10) business days after the required delivery date of such replacement Note.

3.15 Cross Default. A default by the Borrower of a material term, covenant, warranty or undertaking of any other agreement to which the Borrower and Holder are parties, or the occurrence of a material event of default under any such other agreement which is not cured after any required notice and/or cure period.

3.16 Financial Statement Restatement. The restatement of any financial statements filed by the Borrower with the U.S. Securities and Exchange Commission for any date or period commencing two years prior to the Issue Date of this Note, if the result of such restatement would, by comparison to the unrestated financial statements, have constituted a Material Adverse Effect.

3.17 Other Note Default. The occurrence of any Event of Default under any Other Note.

ARTICLE IV

SECURITY INTEREST

4. Security Interest/Waiver of Automatic Stay. This Note is secured by a security interest granted to the Collateral Agent for the benefit of the Holder pursuant to a Security Agreement. The

Borrower acknowledges and agrees that should a proceeding under any bankruptcy or insolvency law be commenced by or against the Borrower, or if any of the Collateral (as defined in the Security Agreement) should become the subject of any bankruptcy or insolvency proceeding, then the Holder should be entitled to, among other relief to which the Holder may be entitled under the Transaction Documents and any other agreement to which the Borrower and Holder are parties (collectively, "**Loan Documents**") and/or applicable law, an order from the court granting immediate relief from the automatic stay pursuant to 11 U.S.C. Section 362 to permit the Holder to exercise all of its rights and remedies pursuant to the Loan Documents and/or applicable law. THE BORROWER EXPRESSLY WAIVES THE BENEFIT OF THE AUTOMATIC STAY IMPOSED BY 11 U.S.C. SECTION 362. FURTHERMORE, THE BORROWER EXPRESSLY ACKNOWLEDGES AND AGREES THAT NEITHER 11 U.S.C. SECTION 362 NOR ANY OTHER SECTION OF THE BANKRUPTCY CODE OR OTHER STATUTE OR RULE (INCLUDING, WITHOUT LIMITATION, 11 U.S.C. SECTION 105) SHALL STAY, INTERDICT, CONDITION, REDUCE OR INHIBIT IN ANY WAY THE ABILITY OF THE HOLDER TO ENFORCE ANY OF ITS RIGHTS AND REMEDIES UNDER THE LOAN DOCUMENTS AND/OR APPLICABLE LAW. The Borrower hereby consents to any motion for relief from stay that may be filed by the Holder in any bankruptcy or insolvency proceeding initiated by or against the Borrower and, further, agrees not to file any opposition to any motion for relief from stay filed by the Holder. The Borrower represents, acknowledges and agrees that this provision is a specific and material aspect of the Loan Documents, and that the Holder would not agree to the terms of the Loan Documents if this waiver were not a part of this Note. The Borrower further represents, acknowledges and agrees that this waiver is knowingly, intelligently and voluntarily made, that neither the Holder nor any person acting on behalf of the Holder has made any representations to induce this waiver, that the Borrower has been represented (or has had the opportunity to he represented) in the signing of this Note and the Loan Documents and in the making of this waiver by independent legal counsel selected by the Borrower and that the Borrower has discussed this waiver with counsel.

ARTICLE V

MISCELLANEOUS

5.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

5.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by a reputable overnight courier service with charges prepaid, or (d) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours), or the first business day following such delivery (if delivered other than on a business day during normal business hours), (ii) on the first business day following the date deposited with an overnight courier service with charges prepaid, or (iii) on the fifth business day following the date of mailing pursuant to subpart (b) above, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to Borrower, to: China Cablecom Holdings, Ltd., Unit 3309-3310, 1 Grand Gateway, 1 Hongqiao, Shanghai, 200030, PRC, Attn: Pu Yue, CEO, fax number: (917) 591-8839 with a copy by fax

only to: Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, Attn: Mitchell S. Nussbaum, Esq., fax number: (212) 407-4990, and (ii) if to the Subscriber, to: the one or more addresses and fax numbers indicated on its signature page to the Subscription Agreement, with an additional copy by fax only to: Grushko & Mittman, P.C., 551 Fifth Avenue, Suite 1601, New York, New York 10176, fax number: (212) 697-3575.

5.3 Amendment Provision. This Note may be amended only by written consent of the Borrower and the consent of the Subscribers (as defined in Section 12(h) of the Subscription Agreement), provided that any such amendments made to this Note are also made to all Other Notes. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

5.4 Assignment. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. The Borrower may not assign its obligations under this Note. The Holder shall promptly notify the Borrower of any assignment of any or all of its rights or obligations under this Note by such Holder. Any new Holder shall promptly provide the Borrower with an IRS Form W-8 or W-9, as applicable. The Borrower (or its agent) shall maintain a record of ownership by book entry that identifies the owner of interests in the Notes in accordance with Treasury Regulation 1.871-14(c)(1)(i).

5.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

5.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State of New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other decision in favor of the Holder. **This Note shall be deemed an unconditional obligation of Borrower for the payment of money and, without limitation to any other remedies of Holder, may be enforced against Borrower by summary proceeding pursuant to New York Civil Procedure Law and Rules Section 3213 or any similar rule or statute in the jurisdiction where enforcement is sought. For purposes of such rule or statute, any other document or agreement to which Holder and Borrower are parties or which Borrower delivered to Holder, which may be convenient or necessary to determine Holder's rights hereunder or Borrower's obligations to Holder are deemed a part of this Note, whether or not such other document or agreement was delivered together herewith or was executed apart from this Note.**

5.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum rate permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by applicable law, any payments in excess of such maximum rate shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

5.8 Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

5.9 Redemption. This Note may not be redeemed or prepaid without the consent of the Holder except as described in this Note or the Subscription Agreement.

5.10 Non-Business Days. Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due or action shall be required on the next succeeding business day and, for such payment, such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the ____ day of _______________, 2009.

CHINA CABLECOM HOLDINGS, LTD.

By: ___________________________________
Name:
Title:

WITNESS:

____

Amortization Schedule

New Notes

Payment Date	% of Original Principal Amount Due
4/16/2010	0.74%
10/15/2010	3.40%
4/16/2011	3.58%
10/15/2011	4.42%
4/15/2012	4.67%
10/15/2012	6.74%
4/16/2013	6.95%
10/15/2013	10.35%
4/16/2014	10.70%
10/15/2014	14.25%
4/16/2015	14.70%
10/15/2015	19.51%